CONFIDENTIAL TREATMENT REQUESTED BY MAGICJACK VOCALTEC LTD.

MAGICJACK VOCALTEC LTD.
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

November 30, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  magicJack VocalTec Ltd.
Form 20-F
Filed April 27, 2011
Follow up to November 29, 2011 phone call
File No. 000-27648

Dear Mr. Spirgel,

The following information is being submitted on behalf of magicJack VocalTec Ltd. (the “Company”) in response to the Staff’s telephone conversation with the undersigned.

Because of the commercially sensitive nature of information contained herein, the Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Securities and Exchange Commission’s (the “Commission”) Rules on Information and Requests, 17 C.F.R. § 200.83. The specific portion of the response for which the Company seeks confidential treatment have been omitted from the copy of the response electronically filed with the Commission, as indicated by [* * *], and has been filed separately with the Commission.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.  In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by magicJack VocalTec Ltd.”

In accordance with Rule 83, the Company requests confidential treatment of the marked portion of this response letter.  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this letter and request also is being delivered to the Commission’s FOIA Office.

CONFIDENTIAL TREATMENT REQUESTED BY MAGICJACK VOCALTEC LTD.

In response to the Staff’s comment requesting additional information, we note the following:

[* * * ]

We appreciate the courtesies extended us during our telephone conversations as well as the efforts put forth by SEC staff.

Sincerely,

/s/ Peter Russo

Peter Russo
Chief Financial Officer and Treasurer